Exhibit 1.1

Amendments to the
Amended and Restated Articles of Association of
TTI Team Telecom International Ltd.
As approved by the Company's shareholders on August 10, 2006

Article 39 of the Second Amended and Restated Articles of Association be amended by adding the following:

`(e) Nothwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the Shareholder Resolution electing said Director, if so specified in said Shareholder Resolution.';